UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                             Tel-Save Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176195
                                 --------------
                                 (CUSIP Number)

                                George P. Farley
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 5, 1998
             ------------------------------------------------------
             (Date of Even Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               (Page 1 of 4 Pages)

CUSIP No. 879176105                    13D                     Page 2 of 4 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                     George P. Farley
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                    N/A
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF     7)  SOLE VOTING POWER                                      200,286
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8)  SHARED VOTING POWER                                  1,200,000
OWNED BY      ------------------------------------------------------------------
EACH          9)  SOLE DISPOSITIVE POWER                                 200,286
REPORTING     ------------------------------------------------------------------
PERSON WITH   10) SHARED DISPOSITIVE POWER                             1,200,000
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                1,400,286
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        2.9%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------



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                                                               Page 3 of 4 Pages

     This Amendment No. 1 amends the Schedule 13D filed by George P. Farley ("Reporting Person") and the D&K Grantor Retained Annuity Trust (formerly the Borislow Family Grantor Retained Annuity Trust) as follows:

Item 4.  Purpose of Transaction.
-------  -----------------------

     On November 5, 1998, the Reporting Person resigned as trustee of the D&K Grantor Retained Annuity Trust (formerly the Borislow Family Grantor Retained Annuity Trust).

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of the date hereof, the Reporting Person could be deemed to own beneficially an aggregate of 1,400,286 shares of Common Stock (approximately 2.9% of the outstanding shares of Common Stock), which number includes 1,200,000 shares of Common Stock shares beneficially owned by the D&K Charitable Foundation ("Foundation")of which the Reporting Person serves as co-Trustee.

     (b) The Reporting Person has shared power to vote and dispose of the 1,200,000 shares of Common Stock held by the Foundation, and sole power to vote and dispose of the remaining 200,286 shares of Common Stock that he could be deemed to own beneficially.

     (c) See Item 4.

     (d) Not Applicable.

     (e) As of November 5, 1998 the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

                                                               Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1998                                    \s\ George P. Farley
                                                            --------------------
                                                            George P. Farley